SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13th November 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

13 November 2003

MITCHELLS & BUTLERS PLC

£1.9bn Securitisation and return of £500m to shareholders

Mitchells & Butlers announces that it has today completed the securitisation of Mitchells & Butlers Retail Limited, raising £1.9bn.

The Board is proposing to pay a special dividend of 68 pence per share which will be accompanied by a consolidation of the Company’s ordinary share capital. The consolidation, which is a proportionate reduction in the number of shares in issue, will allow comparability of the Company’s share price and dividend per share before and after the payment of the special dividend. Subject to shareholder approval, for every 17 existing ordinary shares held on 1 December 2003, shareholders will receive 12 new ordinary shares as well as the special dividend of 68 pence per existing ordinary share. The consolidation ratio is based on the market capitalisation of the Company at close of business on 12 November 2003 – the latest practicable date prior to the publication of the circular to shareholders.

An EGM to approve the share consolidation will take place on 1 December 2003 and a circular containing notice of the meeting will be posted to shareholders tomorrow.

The record date for entitlement to the special dividend is 6.00pm on 1 December 2003 and the special dividend is expected to be paid to shareholders on 8 December 2003.

For further information, please contact:

Investor Relations
Kate Holligon	0121 498 5092

Media
Jeremy Probert	0121 498 5547
Finsbury Group – James Murgatroyd	020 7251 3801

This document is not an offer of securities for sale in the United States. The securities referred to herein may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the US Securities Act of 1933) unless registered under the Securities Act or pursuant to an exemption from such registration. There will be no public offer of the securities in the United States.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	13th November 2003